May 4, 2026

Steve Slilaty
Chief Executive Officer
Sunshine Biopharma Inc.
333 Las Olas Way, CU4 Suite 433
Fort Lauderdale, FL 33301

        Re: Sunshine Biopharma Inc.
            Draft Registration Statement on Form S-1
            Submitted April 28, 2026
            CIK No. 0001402328
Dear Steve Slilaty:

        This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Alan Campbell at 202-551-4224 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Jeff Cahlon, Esq.